Filed by Lantheus Holdings, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Progenics Pharmaceuticals, Inc.

Commission File No.: 000 - 23143

LMI ALL EMPLOYEE NOTE

Team,

I wish I could be with you personally to share this great news. Today, we announced that Lantheus has entered into an agreement to acquire Progenics. This acquisition aligns perfectly with the strategic goal you have heard me discuss to grow our business through targeted acquisitions. Combining Progenics with Lantheus broadens our presence in precision diagnostics, as well as the exciting and expanding field of radiopharmaceuticals in oncology treatment. You can find a link to the press release we issued this morning here.

Many of you may already be familiar with Progenics. They are an oncology company focused on developing targeted medicines to find, fight and follow cancer. The company’s portfolio currently includes three FDA-approved products: AZEDRA, approved in July 2018, the first and only FDA approved product used to treat adult and pediatric patients 12 years and older for the ultra-orphan indications of pheochromocytoma, a rare tumor of adrenal gland tissue, and paraganglioma, a rare tumor that begins in certain nerve cells; as well as oral and subcutaneous formulations of RELISTOR®, which are licensed to Bausch Health. They also have a deep pipeline of products based on a PSMA platform that address detecting and treating prostate cancer. Like us, the Progenics team is dedicated to finding and developing products that help guide physicians and benefit patients.

Progenics’ business is highly complementary to what we do at Lantheus, and culturally, the fit between our companies is clear. Combining our companies provides a significant opportunity to optimize our long-standing expertise in complex manufacturing, supply chain and commercial excellence, with Progenics’ three leading FDA approved products, clinical pipeline and development capabilities.

Today’s announcement not only means we grow, but it builds on our legacy as a pioneer and leader in radiopharmaceuticals and diversifies our business across cardiology, oncology, neurology and pulmonology. It also significantly broadens our suite of diagnostic and disease targets, with an initial focus on essential tools and therapies that treat neuroendocrine tumors and prostate cancer patients. Anchored by our leading microbubble franchise, the combined company’s robust portfolio will include additional precision diagnostics, as well as innovative oncology therapeutics and a related artificial intelligence platform with 510(k) approved applications in oncology. From a strategic perspective, this acquisition fits squarely with where we want to take our company in the future.

We are announcing this today, but the transaction is expected to close in the first quarter of 2020, subject to receiving approval from Lantheus and Progenics shareholders and other customary regulatory approvals. Until then, it is important you stay focused on what you do best—our commitment to the patients we serve. I will continue to keep you updated with information as it becomes available.

I know you may have questions about the acquisition, so we will bring our team together for an employee meeting with John Bolla this morning at 11:30 a.m. ET in Billerica to discuss this news in more detail. If you’re not in the Billerica office, we will host a conference call at 2:00 p.m. ET. We will provide calendar invitations with meeting and dial-in details. In the meantime, I want to be clear that we don’t anticipate any changes to your day-to-day responsibilities as a result of this announcement.

This announcement represents a meaningful step for Lantheus and it wouldn’t be possible without your continued dedication and focus on Lantheus’ mission. Thank you for your remarkable work – I speak for the entire executive team when I say we can’t wait to continue working together to achieve even greater things in the future.

Best regards,

Mary Anne

Important Information For Investors And Stockholders

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction, Lantheus Holdings intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Lantheus Holdings and Progenics that also constitutes a prospectus of Lantheus Holdings. Each of Lantheus Holdings and Progenics also plan to file other relevant documents with the SEC regarding the proposed transaction. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Lantheus Holdings and Progenics. INVESTORS AND SECURITY HOLDERS OF LANTHEUS HOLDINGS AND PROGENICS ARE STRONGLY ENCOURAGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Lantheus Holdings or Progenics through the website maintained by the SEC at https://www.sec.gov.

Copies of the documents filed with the SEC by Lantheus Holdings will also be available free of charge on Lantheus Holdings’ website at https://www.lantheus.com/ or by contacting Lantheus Holdings’ Investor Relations Department by email at ir@lantheus.com or by phone at (978) 671-8001. Copies of the documents filed with the SEC by Progenics will also be available free of charge on Progenics’ internet website at https://www.progenics.com/ or by contacting Progenics’ Investor Relations Department by email at mdowns@progenics.com or by phone at (646) 975-2533.

Certain Information Regarding Participants

Lantheus Holdings, Progenics, and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Lantheus Holdings is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 20, 2019, its definitive proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 15, 2019, and its Current Report on Form 8-K, which was filed with the SEC on March 25, 2019. Other information regarding the participants of Lantheus Holdings in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available.

Information about the directors and executive officers of Progenics is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 15, 2019 and amended on April 30, 2019, and its definitive proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on May 30, 2019. Other information regarding the participants of Progenics in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at https://www.sec.gov and from Investor Relations at Lantheus Holdings or Progenics as described above.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based upon current plans, estimates and expectations that are subject to various risks and uncertainties. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “target,” “contemplate,” “estimate,” “predict,” “potential,” “opportunity,” “creates” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including the expected timing of the closing of the merger; the ability of the parties to complete the merger considering the various closing conditions; the expected benefits of the merger, such as efficiencies, cost savings, synergies, revenue growth, creating shareholder value, growth potential, market profile, enhanced competitive position, and financial strength and flexibility; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Lantheus Holdings’ and Progenics’ plans, estimates or expectations could include, but are not limited to: (i) Lantheus Holdings or Progenics may be unable to obtain stockholder approval as required for the merger; (ii) conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Lantheus Holdings or Progenics to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Lantheus Holdings or Progenics does business, or on Lantheus Holdings’ or Progenics’ operating results and business generally; (v) Lantheus Holdings’ or Progenics’ respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Lantheus Holdings or Progenics may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Lantheus Holdings or Progenics may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, competitive and technological changes; (xiii) expectations for future clinical trials, the timing and potential outcomes of clinical studies and interactions with regulatory authorities; and (xiv) other risks to the consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Lantheus Holdings and Progenics are set forth in their respective filings with the SEC, including each of Lantheus Holdings’ and Progenics’ most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Lantheus Holdings and Progenics file from time to time with the SEC. The forward-looking statements in this document speak only as of the date of these materials. Except as required by law, Lantheus Holdings and Progenics assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.